Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the registration of 1,500,000 shares of the common stock of DSP Group, Inc. (the “Common Stock”) issuable under the Amended and Restated 2012 Equity Incentive Plan, of our report dated March 11, 2020, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting of DSP Group, Inc. included in its Annual Report on Form 10-K for the year ended December 31, 2019, its schedule and the effectiveness of internal control over financial reporting of DSP Group, Inc., filed with the Securities and Exchange Commission.

/s/ Kost Forer Gabbay & Kasierer
Kost Forer Gabbay & Kasierer
A Member of Ernst & Young Global

March 11, 2020

Tel-Aviv, Israel